                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT

ITEM 1 NAME AND ADDRESS OF COMPANY

     Gerdau Ameristeel Corporation
     1801 Hopkins Street South
     Whitby, Ontario
     L1N 5T1

ITEM 2 DATE OF MATERIAL CHANGE

     April 5, 2006.

ITEM 3 NEWS RELEASE

     The attached news release disclosing the material change was issued through Canada NewsWire on April 5, 2006.

ITEM 4 SUMMARY OF MATERIAL CHANGE

     On April 5, 2006, Gerdau Ameristeel Corporation announced that its U.S. operating subsidiary, Gerdau Ameristeel US Inc. ("Gerdau US") entered into a definitive agreement (the "Agreement and Plan of Merger") to acquire all of the outstanding shares of Sheffield Steel Corporation ("Sheffield"). Subject to certain closing adjustments, the purchase price for all of the shares of Sheffield is expected to be approximately US$76 million in cash, plus the assumption of approximately US$94 million of debt and certain long term liabilities, net of cash. The Agreement and Plan of Merger was filed on SEDAR on the date hereof.

     The transaction is expected to close in the second quarter of 2006, subject to Sheffield shareholder approval, satisfactory completion of anti-trust and applicable regulatory reviews and other customary closing conditions.

ITEM 5 FULL DESCRIPTION OF MATERIAL CHANGE

     On April 5, 2006, Gerdau Ameristeel Corporation announced that Gerdau US entered into the Agreement and Plan of Merger to acquire all of the outstanding common shares of Sheffield. The Agreement and Plan of Merger contemplates the merger of GAUS Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Gerdau US ("GAUS"), into Sheffield (the "Merger"). Following this Merger, the holders of common shares of Sheffield (other than common shares owned beneficially by Gerdau US or GAUS, common shares held by holders who have not voted in favour of the adoption of the Agreement and Plan of Merger and who have exercised appraisal rights under Delaware General Corporation Law, and common shares held in treasury) will receive a pro-rata portion of the purchase price in connection with the Merger in exchange for their shares of Sheffield. Subject to certain closing adjustments, the purchase price for all of the common shares of Sheffield is expected to be approximately US$76 million in cash, plus the assumption of approximately US$94 million of debt and certain long term liabilities, net of cash.

     The Agreement and Plan of Merger contains customary representations and warranties for a transaction of this type along with covenants of Sheffield in respect to certain matters, including, without limitation, (i) obtaining all necessary consents from governmental entities and third parties, (ii) recommending to the shareholders of Sheffield that they vote in favour of the adoption of the Agreement and Plan of Merger and the approval of the Merger, and (iii) carrying on business in the ordinary course.

     If the Agreement and Plan of Merger is approved by a majority of the votes represented by the outstanding common shares of Sheffield entitled to vote on the Agreement and Plan of Merger at either a special meeting of shareholders or pursuant to a written shareholder consent, and all other conditions precedent to the Merger are satisfied or waived, Gerdau US expects the transaction to close in the second quarter of 2006 but in any event, not later than September 30, 2006.

     The completion of the Merger is subject to certain conditions precedent, including: (i) requisite shareholder approval for the Agreement and Plan of Merger and the Merger, and (ii) expiration or termination of all applicable waiting periods in connection with anti-trust and foreign direct investment laws.

     The obligation of Gerdau US to complete the Merger is subject to the satisfaction (or waiver by Gerdau US) of certain additional conditions, including: (i) satisfaction or waiver of all necessary consents obtained by Sheffield from governmental entities and third parties, (ii) the accuracy of Sheffield's representations and warranties, (iii) compliance by Sheffield with its covenants in the Agreement or Plan of Merger, (iv) the absence of any action or suit that would prevent the Merger, cause the Merger to the rescinded following completion or have a company material adverse effect (as defined in the Agreement and Plan of Merger), and (v) if more than 10% of holders of the issued and outstanding common shares of Sheffield entitled to vote on both the Agreement and Plan of Merger and the Merger vote against both the Agreement and Plan of Merger and the Merger and exercise their appraisal rights. The obligation of Sheffield to complete the Merger is subject to the satisfaction (or waiver by Gerdau US) of certain additional conditions, including: (i) the accuracy of Gerdau US's representations and warranties, (ii) compliance by Gerdau US with its covenants in the Agreement or Plan of

     Merger, and (iii) the absence of any action or suit that would prevent the Merger or cause the Merger to the rescinded following completion.

     The parties may, subject to certain conditions, terminate the Agreement and Plan of Merger if: (i) the parties mutually consent in writing, (ii) any of the representations and warranties of the other party becomes untrue or inaccurate (in certain cases in any material respect) or the other party has breached any of its covenants, subject in each case to a cure period,
     (iii) the requisite approval of the shareholders in respect of the Merger is not obtained, (iv) the Merger has not been completed by September 30, 2006, or (v) Sheffield received a company superior proposal that the board of directors determined in good faith, after consultation with outside counsel, that it is necessary for the board of directors to withdraw or modify its approval of both the Agreement and Plan of Merger, and the Merger in order to comply with its fiduciary duties to the shareholders, provided that Sheffield has not breached the non-solicitation covenants in any material respect. If Sheffield terminates the Agreement and Plan of Merger pursuant to (v), Sheffield will pay Gerdau US a termination fee in the amount of US$3.5 million.

ITEM 6 RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

     Not applicable.

ITEM 7 OMITTED INFORMATION

     No significant facts remain confidential in, and no information has been omitted from, this report.

ITEM 8 EXECUTIVE OFFICER

     For further information please contact Tom J. Landa, Vice President and Chief Financial Officer, at (813) 207-2300.

ITEM 9 DATE OF REPORT

     April 12, 2006.